          UNITED STATES                                                              ------------------------------------
SECURITIES AND EXCHANGE COMMISSION                                                                 OMB APPROVAL
     Washington, D.C. 20549                                                          ------------------------------------
                                                                                     OMB Number:               3235-0360
          FORM N-17f-2                                                               Expires:              July 31, 2000

Certificate of Accounting of Securities and Similar                                  Estimated average burden      0.05
                                                                                     hours per response
     Investments in the Custody of                                                   ------------------------------------
    Management Investment Companies
Pursuant to Rule 17f-2 [17 CFR 270.17F-2]


---------------------------------------------------------------------------------------------- -------------------------------------

1. Investment Company Act File Number:                                                         Date examination completed:

811-07745                                                                                      March 31, 2000
------------------------------------------------------------------------------------------------------------------------------------
2. State identification Number:
        --------------------- -------------------- --------------------- --------------------- ---------------------- --------------
        AL                    AK                   AZ                    AR                    CA                     CO
        --------------------- -------------------- --------------------- --------------------- ---------------------- --------------

        CT                    DE                   DC                    FL                    GA                     HI
        --------------------- -------------------- --------------------- --------------------- ---------------------- --------------

        ID                    IL                   IN                    IA                    KS                     KY
        --------------------- -------------------- --------------------- --------------------- ---------------------- --------------

        LA                    ME                   MD                    MA                    MI                     MN
        --------------------- -------------------- --------------------- --------------------- ---------------------- --------------

        MS                    MO                   MT                    NE                    NV                     NH
        --------------------- -------------------- --------------------- --------------------- ---------------------- --------------

        NJ                    NM                   NY                    NC                    ND                     OH
        --------------------- -------------------- --------------------- --------------------- ---------------------- --------------

        OK                    OR                   PA                    RI                    SC                     SD
        --------------------- -------------------- --------------------- --------------------- ---------------------- --------------

        TN                    TX                   UT                    VT                    VA                     WA
        --------------------- -------------------- --------------------- -----------------------------------------------------------

        WV                    WI                   WY                    PUERTO RICO
        ----------------------------------------------------------------------------------------------------------------------------

        Other (specify):
------------------------------------------------------------------------------------------------------------------------------------

3. Exact name of investment company as specified in registration statement:

Nations LifeGoal Funds, Inc.
------------------------------------------------------------------------------------------------------------------------------------

4. Address of principal executive office (number, street, city, state, zip code):

101 South Tryon Street, Charlotte, North Carolina,  28255
------------------------------------------------------------------------------------------------------------------------------------

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT
                                                                                                                    SEC 2198 (11-91)

Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940


We, as members of management of Nations LifeGoal Funds, Inc. (the "Company"), comprising Income and Growth, Balanced Growth and Growth Portfolios are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining an effective internal control structure over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsection (b) and (c) of Rule 17f-2 as of March 31, 2000.

Based on this evaluation, we assert that the Company was in compliance with those provisions of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2000 with respect to securities and similar investments reflected in the investment account of the Company.


Nations LifeGoal Funds, Inc.


By:




Robert H. Gordon
President
Banc of America Advisors, Inc.




Edward Bedard
Senior Vice President and Chief Operating Officer
Banc of America Advisors, Inc.




Richard Blank
Treasurer
Nations LifeGoal Funds, Inc.